Exhibit 99.1

27 July 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Broker Option Fully Exercised

and

Total Voting Rights

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that it has raised £0.75 million (before expenses) pursuant to a Broker Option following the completion of the UK Placing. The result of the UK Placing of 18,518,518 Placing Shares at an Issue Price of £0.27 per share was announced earlier today. The UK Placing was significantly oversubscribed and brings new UK institutions into the Company’s shareholder base.

The Company granted an option to Turner Pope under the Placing Agreement to enable them to deal with additional demand under the UK Placing in the event that requests to participate in the UK Placing from qualifying investors were received during the period from the time of the announcement of the UK Placing to 8.00 a.m. on 27 July 2020 up to a maximum of £0.75 million. Turner Pope has exercised the Broker Option to the maximum extent in respect of 2,777,777 Broker Option Shares at the same price as the UK Placing.

Accordingly, the total number of New Ordinary Shares to be issued by the Company pursuant to the UK Placing and the Broker Option is 21,296,295. The aggregate gross proceeds of the UK Placing and the Broker Option is £5.75 million. Aggregate proceeds, net of expenses, are expected to be £5.28 million.

Application for Admission to trading on AIM

Subject to all conditions being met, application will be been made for 21,296,295 New Ordinary Shares to be admitted to trading on AIM. It is expected that settlement of the Placing Shares and the Broker Option Shares and Admission will take place at 8.00 a.m. on or about 3 August 2020 and that dealings in the Placing Shares and, if applicable, the Broker Option Shares will commence at that time.

When issued the New Ordinary Shares will be fully paid and will rank pari passu in all respects with the existing Ordinary Shares.

Total Voting Rights

The Company's issued share capital following the issue of equity noted above, will comprise 60,548,852 ordinary shares of 0.1p each with voting rights. The Company does not hold any shares in treasury. This figure of 60,548,852 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

Capitalised terms used in this announcement have the meanings given to them in the announcement of the UK Placing earlier today.

Commenting, Stephen Stamp, Midatech CEO and CFO, said: “I am delighted with the result of the UK Placing and welcome on board our new shareholders. The oversubscription of the UK Placing followed by full take-up of the Broker Option is a massive vote of confidence in our new strategy and the progress we have made since we started our strategic review in April.”

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker, Sole Bookrunner)
Andrew Thacker (Corporate Broking) Tel: +44(0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul / Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nanotechnology used for targeting medications to sites of disease.

By improving bio-delivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Important Notices

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the "United States"). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Broker Option Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Broker Option Shares are being offered hereby only outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, any payments that may be received as a result of the strategic review, the success of the research collaboration in developing novel products, statements regarding the timing and expected closing of the proposed UK Placing and the use of proceeds from the UK Placing.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.